UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AIRXPANDERS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities of Underlying Common Stock)

Frank Grillo

President and Chief Executive Officer

AirXpanders, Inc.

3047 Orchard Parkway

San Jose, California 95134

Telephone: (650) 390-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark Weeks
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304
(650) 843-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached are the Notice of Special Meeting of Stockholders and Definitive Proxy Statement for the Special Meeting of Stockholders of AirXpanders, Inc. (“AirXpanders”), scheduled for October 25, 2018, Australia Eastern Daylight Time (October 24, 2018 Pacific Standard Time) and the related materials filed with the Securities and Exchange Commission in conjunction with the Notice of Special Meeting of Stockholders and Definitive Proxy Statement (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of AirXpanders’ stockholders authorizing a program that will permit AirXpanders’ eligible employees to exchange options issued under AirXpanders’ 2015 Equity Incentive Award Plan (the “Eligible Options”) for an equal number of options (the “New Options”). The New Options will not be vested on the date of grant and will be subject to a new vesting schedule. The New Options exchanged for the Eligible Options as of the effective date (the “Effective Date”) of the proposed stock option exchange program (the “Option Exchange Program”) will vest as follows: 25% will vest one year from the grant date of such New Options and 1/48th will vest monthly thereafter, in each case, subject to the option holder’s continued service with AirXpanders on the applicable vesting date. The New Options will have a term that will expire ten years following the date the New Options are granted, subject to the option holder’s continued service with AirXpanders. The Option Exchange Program will be available to employees, including executive officers that are not directors, who, at the start of the Option Exchange Program, are employed by or providing services to AirXpanders and hold outstanding Eligible Options at that time. The New Options will have an exercise price per share equal to the closing price of AirXpanders’ common stock as reported on the Australian Securities Exchange on the date the New Options are granted. Eligible Options will be exchanged on a one for one basis for New Options.

The Proxy Materials do not constitute an offer to holders of options to purchase AirXpanders’ common stock to exchange their options. In the event AirXpanders’ stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of AirXpanders’ Board of Directors, or AirXpanders’ Board of Directors may choose not to implement the Option Exchange Program.

At the time the Option Exchange Program has commenced, AirXpanders will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. AirXpanders will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. AirXpanders stockholders and option holders will be able to obtain these written materials and other documents filed by AirXpanders with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov. In addition, AirXpanders stockholders and option holders may obtain free copies of the documents filed by AirXpanders with the Securities and Exchange Commission by directing a written request to AirXpanders, Inc., Attn.: Corporate Secretary, 3047 Orchard Parkway, San Jose, California, 95134.

ITEM 12. EXHIBITS.

Exhibit Number	Description

99.1

Notice of Special Meeting of Stockholders and Definitive Proxy Statement for the Special Stockholders Meeting (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 3, 2018)